INVESTOR RIGHTS AGREEMENT

Investor Rights Agreement (this "**Agreement**") dated August 1, 2018 between Golden Star Resources Ltd. ("**GSR**") and La Mancha Holding S.àr.l. ("**La Mancha**" and together with GSR, the "**Parties**" and each a "**Party**").

WHEREAS GSR and La Mancha have entered into this Agreement to provide for certain rights and restrictions in connection with 163,210,500 common shares in the capital of GSR to be issued by GSR to La Mancha pursuant to the terms of a subscription agreement dated the date hereof (the "**Subscription Agreement**") between GSR and La Mancha.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
ANTI-DILUTION RIGHT

1.01 **Anti-dilution Right.**

(1) Commencing on the date of closing of the transactions contemplated by the Subscription Agreement (the "**Closing Date**"), and subject to such transactions closing in accordance with the terms and subject to the conditions contained in the Subscription Agreement, if GSR proposes or becomes obligated to issue common shares of the capital of GSR or other voting shares or equity shares of GSR (collectively, "**Voting Shares**"), or any securities convertible into Voting Shares or entitling the holder thereof to acquire Voting Shares (collectively, "**Convertible Securities**") (each such issuance of Voting Shares or Convertible Securities, including pursuant to a Non-Cash Transaction (as defined below), an "**Issue**"), La Mancha shall have the right but not the obligation to subscribe for additional Voting Shares or Convertible Securities, as applicable, (the "**Anti-dilution Right**") as follows:

(a) in the case of an Issue of Voting Shares, such number of Voting Shares such that the ratio after the Issue, assuming full exercise of the Anti-dilution Right, of (i) the aggregate number of Voting Shares held by La Mancha and its affiliates and Voting Shares into which Convertible Securities held by La Mancha and its affiliates are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the corresponding ratio immediately before the Issue; and

(b) in the case of an Issue of Convertible Securities, such number of Convertible Securities such that the ratio after the Issue, assuming full exercise of the Anti-dilution Right, of (i) the aggregate number of Voting Shares held by La Mancha and its affiliates and Voting Shares into which Convertible Securities held by La Mancha and its affiliates are convertible, to (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are convertible, shall be the same as the corresponding ratio immediately before the Issue.

(2) GSR shall provide written notice to La Mancha of an Issue no less than ten (10) business days (or, in the case of a bought deal, two (2) business days), prior to public

announcement of an Issue (the "**Issue Notice**") setting out (i) the number of Voting Shares or Convertible Securities to be issued, (ii) the rights, privileges, restrictions, terms and conditions of any Voting Shares or Convertible Securities to be issued, (iii) the proposed subscription price per Voting Share or Convertible Security to be issued, as applicable, (iv) if there is any non-cash consideration, a description of such non-cash consideration in sufficient detail to permit La Mancha to assess the fair market value of such non-cash consideration and the good faith calculation of the fair market value of such non-cash consideration by the board of directors of GSR (the "**Board**"), (v) the total number of outstanding Voting Shares and Convertible Securities at such time, and (vi) the proposed closing date of the Issue. Notwithstanding the foregoing, in the case of a Non-Cash Transaction, GSR shall use its commercially reasonable efforts to give the Issue Notice to La Mancha at least ten (10) business days before the announcement of the Non-Cash Transaction but in any event no later than the announcement of the Non-Cash Transaction; provided that GSR shall be permitted to omit from such Issue Notice any of the details required by the foregoing sentence if they are not known to GSR at the time the Issue Notice is given and GSR shall not be in breach of this Agreement as a result thereof; and provided further that GSR shall promptly notify La Mancha of the details omitted from the Issue Notice after they become known to GSR.

(3) If La Mancha exercises the Anti-dilution Right in accordance with Section 1.02, the subscription price at which Voting Shares or Convertible Securities, as applicable, will be issued by GSR to La Mancha pursuant to such exercise shall, subject to Section 1.01(4), be an amount in cash equal to the price for which each Voting Share or Convertible Security, as applicable, is issued or deemed to be issued by GSR in connection with the Issue.

(4) If GSR issues Voting Shares or Convertible Securities for non-cash consideration in connection with (i) an acquisition of shares or assets of a third party, or (ii) a merger, amalgamation, arrangement, reorganization or other business combination resulting in a combined company (for greater certainty, excluding any merger, amalgamation, arrangement, reorganization or other business combination solely involving GSR and one or more of its affiliates) (any event contemplated in (i) and (ii) being a "**Non-Cash Transaction**"), La Mancha shall be entitled to exercise the Anti-dilution Right in accordance with Section 1.02 in order to permit it to acquire Voting Shares or Convertible Securities, or voting or equity shares or securities convertible into voting or equity shares, of the combined company so as to achieve the same Percentage Holding (as defined below) that La Mancha and its affiliates held in GSR prior to the completion of such transaction, at the sale price per share equal to (a) the fair market value of the consideration for the issue by GSR of such Voting Shares or Convertible Securities pursuant to such Non-Cash Transaction as determined in good faith by the unanimous decision of the Board (including, for the avoidance of doubt, the La Mancha Nominee(s)) or, in cases where the Board does not make such a determination at the time such transaction is approved, the fair market value of such consideration as agreed by GSR and La Mancha (each acting reasonably) or, failing such agreement, as determined by a major independent global investment bank or major independent Canadian investment bank selected by GSR (and which investment bank is acceptable to La Mancha, acting reasonably), and the costs of any such valuation shall be shared equally between GSR and La Mancha, divided by (b) the number of Voting Shares or Convertible Securities issued pursuant to such Non-Cash Transaction.

(5) Notwithstanding anything to the contrary contained herein, "Convertible Securities" for purposes of Sections 1.01, 1.02, 1.04 and 1.05 shall not include (i) equity, incentive or compensation securities, including stock options, deferred share units, restricted share units, bonus shares or other similar securities granted to directors, officers, employees or

consultants of GSR or its subsidiaries in accordance with the terms of GSR's security-based compensation arrangements approved by the shareholders of GSR from time to time (collectively, "**Incentive Securities**"), or (ii) Convertible Securities outstanding as of the Closing Date.

(6) For the purpose of this Agreement (i) "**affiliate**" has the meaning ascribed to such term in National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators, provided that any member of the Sawiris Family and any person controlled by one or more members of the Sawiris Family shall be deemed to be an affiliate of La Mancha, (ii) "**business day**" means any day, other than a Saturday, Sunday or statutory holiday, on which banks in Toronto, Ontario, Luxembourg City, Luxembourg and London, United Kingdom are open for commercial banking business during normal banking hours and (iii) the "**Sawiris Family**" [redacted]

For the purposes of this Agreement, La Mancha shall notify GSR in writing of the names of each of its affiliates who from time to time hold Voting Shares and/or Convertible Securities and the number of Voting Shares and Convertible Securities held by each such affiliate, and shall notify GSR in writing each time there is a change of 1% or more of the outstanding Voting Shares and Convertible Securities held by its affiliates in the aggregate, and provide updated details thereof. GSR shall be entitled to rely on the most recently submitted notice for all purposes of this Agreement (including calculations hereunder) and, in the event that no such notice has been submitted to GSR by La Mancha, GSR shall be entitled to assume, and it shall be deemed, that no affiliates of La Mancha hold Voting Shares or Convertible Securities.

(7) If the deadline for the exercise of the Anti-dilution Right, the Top-Up Right or any other subscription right of La Mancha under this Agreement falls on a day on which a trading blackout in respect of GSR is in effect, such deadline shall be extended by ten (10) business days following the expiry of such trading blackout period. GSR shall promptly notify La Mancha of the commencement and expiry of any trading blackout period.

1.02 **Exercise of Anti-dilution Right.**

(1) If La Mancha wishes to exercise the Anti-dilution Right in respect of a particular Issue, La Mancha shall give written notice to GSR (the "**Exercise Notice**") of the exercise of such right and of the number of Voting Shares or Convertible Securities, as applicable, La Mancha wishes to purchase (subject to the limits set forth in Article 4), within ten (10) business days or, in the case of a bought deal, two (2) business days, after the date of receipt of the Issue Notice or, in the case of a Non-Cash Transaction, within the later of ten (10) business days after the date of receipt of the Issue Notice and two (2) business days after the determination of the sale price per share in accordance with Section 1.01(4) (the "**Anti-dilution Right Notice Period**"). La Mancha will make commercially reasonable efforts, to the extent practicable, to deliver any Exercise Notice to GSR in time for the Anti-dilution Right to be exercised concurrently with the closing of the Issue but will not be obligated to do so. If La Mancha does not provide an Exercise Notice during the Anti-dilution Rights Notice Period in respect of any Issue, it will be deemed to have irrevocably waived its Anti-dilution Right in respect of such Issue, provided that for the avoidance of doubt such waiver shall not affect La Mancha's rights under Section 1.02(3).

(2) If GSR receives an Exercise Notice from La Mancha within the Anti-dilution Right Notice Period, then GSR shall, subject to the receipt and continued effectiveness of all required regulatory approvals (including stock exchange approvals), which approvals GSR shall use commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations), and subject to the limits set forth in Section 1.04, issue to La Mancha, against payment in immediately available funds of the subscription price payable in respect thereof, that number of Voting Shares or Convertible Securities, as applicable, set forth in the Exercise Notice. The closing of any private placement pursuant to an exercise of the Anti-dilution Right by La Mancha will take place on the date that is not later than the later of the thirty (30) business days after the expiry of the Anti-dilution Right Notice Period and the closing of the Issue, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing shall be extended for such period as is reasonably necessary to obtain the same. For greater certainty, in the case of any Issue which is terminated, abandoned or otherwise not completed, the Issue Notice in respect thereof and any Exercise Notice given in response thereto shall be deemed to be null and void and the Parties shall not close any private placement in respect thereof.

(3) In the event that La Mancha does not exercise its Anti-dilution Right in the context of a bought deal within the above-mentioned two (2) business days period, La Mancha shall have the right, exercisable upon prior written notice to GSR at any time and from time to time thereafter but prior to the date that is forty-five (45) days after the closing of such bought deal (and, for greater certainty, excluding any over-allotment option period), to subscribe for, on a private placement basis, at the greater of (i) the same price under the bought deal and (ii) the maximum permitted discounted price of Voting Shares or Convertible Securities, as applicable, as of the date of such notice determined in accordance with the rules of the Toronto Stock Exchange (the "**TSX**") and the NYSE American, such number (or part thereof as may be elected by La Mancha) of Voting Shares or Convertible Securities subject to the bought deal as will enable La Mancha and its affiliates to maintain the same Percentage Holding that La Mancha and its affiliates would otherwise have been initially entitled to, absent the bought deal (including the issuance of any Voting Shares or Convertible Securities to which La Mancha would have been entitled pursuant to a new Issue by GSR after such bought deal). The closing of any private placement pursuant to an exercise of the subscription right in this Section 1.02(3) by La

Mancha will take place on the date that is not later than ten (10) business days after La Mancha's notice of exercise, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing shall be extended for such period as is reasonably necessary to obtain the same.

(4) For the purpose of this Agreement, "**Percentage Holding**" at any time means the percentage obtained by dividing (i) the aggregate number of Voting Shares held by La Mancha and its affiliates at such time and Voting Shares into which Convertible Securities held by La Mancha and its affiliates at such time are or may be convertible by (ii) the aggregate number of outstanding Voting Shares at such time and Voting Shares into which outstanding Convertible Securities at such time are or may be convertible. For the avoidance of doubt, La Mancha rights to subscribe for or purchase Voting Shares and Convertible Securities under Article 1 of this Agreement shall not be considered Convertible Securities for purposes of this Agreement.

1.03 **Exceptions to Anti-dilution Right.**

The Anti-dilution Right shall not apply in the event of an Issue in the following circumstances:

(a) Voting Shares issuable upon the exercise of Convertible Securities outstanding as of the Closing Date;

(b) Voting Shares that are (i) Incentive Securities or (ii) issuable upon the exercise of Incentive Securities;

(c) Voting Shares issued or issuable upon the exercise of Convertible Securities issued pursuant to any Issue following the Closing Date in respect of which La Mancha either (i) has exercised the Anti-dilution Right in whole or in part, or (ii) has waived or is deemed to have waived its Anti-dilution Right; or

(d) the Issue of Voting Shares or Convertible Securities made to all holders of Voting Shares on a pro rata basis.

1.04 **Regulatory Cutback.**

(1) If pursuant to the rules of any stock exchange on which Voting Shares are listed or applicable law the exercise of the Anti-dilution Right by La Mancha results in a requirement for GSR to obtain shareholder approval for the issuance of Voting Shares or Convertible Securities to La Mancha, La Mancha shall accept such lesser number of Voting Shares or Convertible Securities, as applicable, as will not trigger such requirement (a "**Regulatory Cutback**").

(2) In the event a Regulatory Cutback applies, GSR hereby covenants to use commercially reasonable efforts to obtain and recommend, at the next meeting of shareholders of GSR following completion of the transaction to which such Regulatory Cutback applies, the approval of the shareholders of GSR in respect of (i) the issuance of the Voting Shares or Convertible Securities subject to the Regulatory Cutback (at the same price as would have been applicable had the Regulatory Cutback not been required, subject to receipt of applicable regulatory, including stock exchange, and shareholder approvals) so as to allow La Mancha and its affiliates to achieve the same Percentage Holding that La Mancha and its affiliates would

otherwise have been initially entitled to, absent the Regulatory Cutback, and (ii) the issuance of any Voting Shares or Convertible Securities which La Mancha would have been entitled to purchase pursuant to a new Issue by GSR after a Regulatory Cutback has been triggered (but only to the extent that La Mancha exercised the Anti-dilution Right in respect of such new Issue and was not able to purchase the full number of Voting Shares or Convertible Securities that it otherwise would have been entitled to purchase absent the Regulatory Cutback). The closing of any private placement to La Mancha so approved by the shareholders of GSR will take place on the date that is not later than ten (10) business days after the date of such approval, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing shall be extended for such period as is reasonably necessary to obtain the same.

(3) In the event shareholder approval contemplated by Section 1.04(2) is not obtained at the next meeting of shareholders of GSR following completion of the transaction to which a Regulatory Cutback applies, La Mancha shall, subject to receipt of applicable regulatory, including stock exchange, approvals, have the right exercisable upon prior written notice to GSR at any time and from time to time thereafter to subscribe for, on a private placement basis, at the greater of (i) the same price as would have been applicable had the Regulatory Cutback not been required and (ii) the maximum permitted discounted price of Voting Shares or Convertible Securities, as applicable, as of the date of such notice determined in accordance with the rules of the TSX and the NYSE American, such number (or part thereof as may be elected by La Mancha) of Voting Shares or Convertible Securities subject to the Regulatory Cutback as will enable La Mancha and its affiliates to maintain the same Percentage Holding that La Mancha and its affiliates would otherwise have been initially entitled to, absent the Regulatory Cutback (including the issuance of any Voting Shares or Convertible Securities which La Mancha would have been entitled to purchase pursuant to a new Issue by GSR after such Regulatory Cutback (but only to the extent that La Mancha exercised the Anti-dilution Right in respect of such new Issue and was not able to purchase the full number of Voting Shares or Convertible Securities that it otherwise would have been entitled to purchase absent the Regulatory Cutback)). The closing of any private placement pursuant to an exercise of the subscription right in this Section 1.04(3) by La Mancha will take place on the date that is not later than ten (10) business days after La Mancha's notice of exercise, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing shall be extended for such period as is reasonably necessary to obtain the same.

(4) For the purpose of this Agreement, the "current market price" of Voting Shares as of a date shall be the volume weighted average price of Voting Shares on the TSX for the twenty (20) trading days immediately preceding such date, provided that such price is no less than the maximum permitted discounted price as of such date determined in accordance with the rules of the TSX.

1.05 **Top-Up Right.**

If solely as a result of the issuance of (x) Voting Shares that are Incentive Securities, (y) Voting Shares pursuant to the exercise of Incentive Securities or (z) Voting Shares pursuant to the exercise of Convertible Securities outstanding as of the date of this Agreement (collectively, the "**Top-Up Voting Shares**") the Ownership Interest decreases by an aggregate of 5% or more from (i) the initial Ownership Interest (with the initial Ownership Interest for these purposes being deemed to be 30%) as the initial Ownership Interest may be reduced from time to time as a result of any failure by La Mancha to exercise the Anti-dilution

Right in whole or in part, and thereafter (ii) after each time the Top-Up Right is exercised or expires unexercised, the Ownership Interest immediately following such exercise or expiry of the Top-Up Right, in each case as such Ownership Interest may be reduced from time to time as a result of any failure by La Mancha to exercise the Anti-dilution Right in whole or in part, La Mancha shall have the right (the "**Top-Up Right**") exercisable one time upon prior written notice to GSR at any time within sixty (60) days after GSR provides notice to La Mancha that such decrease has occurred (in accordance with the last sentence of this Section 1.05), to subscribe for, on a private placement basis, at the current market price of Voting Shares as of the date of such notice, such number of Voting Shares as will enable La Mancha and its affiliates to maintain the same Ownership Interest that La Mancha and its affiliates would have had if GSR had not issued such Top Up Voting Shares (after taking into account the issuance of any Voting Shares or Convertible Securities which La Mancha would have been entitled to purchase pursuant to a new Issue by GSR after any such issuance of Top-Up Voting Shares (but only to the extent that La Mancha exercised the Anti-dilution Right in respect of such new Issue and was not able to purchase the full number of Voting Shares or Convertible Securities that it otherwise would have been entitled to purchase as a result of the issue of such Top-Up Voting Shares)). For greater certainty, if La Mancha fails to exercise the Anti-dilution Right in whole or in part in respect of any issue of Voting Shares or Convertible Securities, La Mancha shall not be entitled to exercise the Top-Up Right to increase the Ownership Interest to an amount that is greater than the Ownership Interest immediately following any such failure to exercise the Anti-dilution Right. The closing of any private placement pursuant to an exercise of the Top-Up Right by La Mancha will take place on the date that is not later than ten (10) business days after La Mancha's notice of exercise, unless all filings, notices, approvals and authorizations necessary to complete the closing of such private placement have not been made, given or obtained by that date, in which case the closing shall be extended for such period as is reasonably necessary to obtain the same. GSR shall promptly notify La Mancha upon the Top-Up Right becoming exercisable, including reasonable particulars of the calculation of the Top-Up Right. Within five (5) business days following the end of each calendar month, GSR shall notify La Mancha of the particulars of any Top-Up Voting Shares issued during such month, provided that if no Top-Up Voting Shares have been issued during any particular month then no such notice shall be required.

1.06 **Termination of Anti-dilution Right.**

The Anti-dilution Right set forth in this Agreement shall terminate and be of no further force or effect after any time the Ownership Interest is less than 10%. For the purpose of this Agreement, "**Ownership Interest**" at any time means the percentage obtained by dividing (a) the aggregate number of Voting Shares held by La Mancha and its affiliates at such time (plus (i) any Voting Shares in respect of which La Mancha would have been entitled to exercise the Anti-dilution Right but for a Regulatory Cutback unless La Mancha fails to exercise its subscription right under Section 1.04(3) in respect of such Voting Shares, (ii) any Voting Shares to which La Mancha is entitled at such time to exercise its subscription right under Section 1.02(3) and (iii) any Voting Shares to which La Mancha is entitled at such time to exercise its Top-Up Right (or would be entitled to exercise its Top-Up Right but for the condition that the Percentage Holding decreases by an aggregate of 5% or more)) by (b) the aggregate number of outstanding Voting Shares at such time (plus (i) any Voting Shares in respect of which La Mancha would have been entitled to exercise the Anti-dilution Right but for a Regulatory Cutback unless La Mancha fails to exercise its subscription right under Section 1.04(3) in respect of such Voting Shares, (ii) any Voting Shares to which La Mancha is entitled at such time to exercise its subscription right under Section 1.02(3) and (iii) any Voting Shares to which La Mancha is entitled at such time to exercise its Top-Up Right (or would be entitled to exercise

its Top-Up Right but for the condition that the Percentage Holding decreases by an aggregate of 5% or more)).

ARTICLE 2
NOMINATION RIGHTS

2.01 **Nomination Rights to Board of Directors.**

(1) From and after the Closing Date, La Mancha shall be entitled to designate a number of individuals which is proportionate to the Ownership Interest, rounded down to the nearest whole number (each a "**La Mancha Nominee**"), to be nominated for election to serve as directors of GSR at each meeting of shareholders of GSR at which directors of GSR are to be elected, provided that any such La Mancha Nominee consents in writing to serve as a director and otherwise satisfies the requirements of Section 2.01(5). Notwithstanding the foregoing, La Mancha's minimum entitlement to representation on the Board shall be:

(a) if the Ownership Interest is 25% or more at the relevant time, three La Mancha Nominees;

(b) if the Ownership Interest is 17.5% or more but less than 25% at the relevant time, two La Mancha Nominees; and

(c) if the Ownership Interest is 10% or more but less than 17.5% at the relevant time, one La Mancha Nominee.

For the avoidance of doubt, although La Mancha may have the right to nominate a La Mancha Nominee, La Mancha shall not be required to nominate a La Mancha Nominee.

(2) GSR shall promptly take all steps as may be necessary to appoint, as of the Closing Date or within ten (10) business days of such person`s nomination, as applicable, each initial La Mancha Nominee to serve on the Board until the next meeting of shareholders of GSR.

(3) As of the Closing Date, the Board will consist of ten (10) directors, two (2) of whom shall be La Mancha Nominees. GSR covenants and agrees that at the next following annual meeting of shareholders of GSR it shall increase the size of the Board to eleven (11) directors, up to three of whom shall be La Mancha Nominees in accordance with Section 2.01(1) depending on La Mancha's Ownership Interest at that time. Notwithstanding the foregoing sentence, if a director of GSR who is not a La Mancha Nominee resigns before the next following annual meeting of shareholders of GSR, GSR shall, subject to Section 2.01(1), promptly take all steps as may be necessary to appoint, within ten (10) business days of such person`s nomination, a third (3rd) La Mancha Nominee to serve on the Board until that next following annual meeting of shareholders of GSR.

(4) Any vacancy resulting from the resignation, death or replacement of a La Mancha Nominee will be filled as directed by La Mancha, subject to Section 2.01(5).

(5) Any La Mancha Nominee shall not be an officer or employee of a competitor of GSR, and otherwise at the time of election or appointment to the Board shall (i) be acceptable to GSR, acting reasonably, (ii) satisfy the qualification requirements to serve as a director under the applicable rules of the TSX and NYSE American and (iii) be eligible under the *Canada Business Corporations Act* to serve as a director, provided that no La Mancha Nominee shall be

required to be a resident of Canada or independent of La Mancha. For the avoidance of doubt, for purposes of this Section 2.01(5), neither La Mancha or its affiliates nor a service provider to mining companies shall be considered a competitor of GSR and a La Mancha Nominee shall not be disqualified only by reason that he or she is a non-executive director of a competitor of GSR.

(6) GSR shall cause each La Mancha Nominee to be included in the nominees proposed by the Board to GSR's shareholders for approval as directors at each meeting of the shareholders of GSR where directors are to be elected by the shareholders.

(7) GSR shall use commercially reasonable efforts to cause the election of each La Mancha Nominee, including soliciting proxies in favour of the election of each La Mancha Nominee (provided that GSR shall be under no obligation to retain or engage any proxy solicitation firm or service for this purpose) and endorsing and recommending that shareholders of GSR vote in favour of each La Mancha Nominee.

(8) GSR shall notify La Mancha in writing immediately upon determining the date of any meeting of shareholders of GSR wherein directors are to be elected.

(9) If any La Mancha Nominee ceases to hold office as a director of GSR for any reason (including death, disability or resignation), La Mancha shall be entitled to nominate an individual to replace him or her and GSR shall promptly take all steps as may be necessary to appoint, within ten (10) business days of such nomination, such individual to the Board to replace the La Mancha Nominee who has ceased to hold office. Any such succeeding individual shall thereafter be a La Mancha Nominee.

(10) La Mancha Nominees will be compensated as Board members on a basis no less favorable than the basis upon which GSR compensates the other members of the Board other than the executive members.

(11) Each La Mancha Nominee shall be entitled to the benefit of any directors' liability insurance or indemnity to which other directors of GSR are entitled.

2.02 **Nomination Rights to Committees.**

(1) From and after the Closing Date, for so long as the Ownership Interest is 20% or more, La Mancha shall be entitled to have one (1) La Mancha Nominee on each committee of the Board (other than the audit committee of the Board), provided that La Mancha must first designate in writing to GSR the La Mancha Nominee that it would like to have on each committee.

(2) From and after the Closing Date, GSR agrees that the Board shall not delegate decision-making power to any committee of the Board (except to the extent so delegated as of the Closing Date) without the approval of the La Mancha Nominees.

2.03 **Termination of Nomination Right.**

La Mancha's rights, and GSR's obligations, under this Article 2 shall forever terminate and be of no further force or effect, without any act or formality, if the Ownership Interest is less than 10% at any time.

ARTICLE 3
QUALIFICATION RIGHTS

Provided the Ownership Interest is at least 10%, La Mancha and its affiliates shall have the following resale qualification rights with respect to Voting Shares:

3.01 **Demand Registration.**

(1) On or prior to the second anniversary of the date of this Agreement, and provided that the Ownership Interest is at least 10% and until the date that the Ownership Interest falls below 10%, GSR shall use commercially reasonable effort to continually maintain available and effective for the resale of Voting Shares to the public as freely tradable securities by La Mancha and its affiliates under this Article 3 (i) in Canada, a Short-Form Base Shelf Prospectus filed with the Canadian Securities Administrators (the "**Canadian Shelf**") and (ii) in the United States, a Short-Form Registration document filed with the United States Securities and Exchange Commission (the "**SEC**") which, at the discretion of GSR, shall be pursuant to a registration statement filed with the SEC on Form F-10 and offered pursuant to Canadian shelf prospectus offering procedures (if Form F-10 is then eligible for use by GSR) or in accordance with and pursuant to Rule 415 promulgated under the U.S. Securities Act of 1933, as amended (or any successor rule then in effect) (the "**U.S. Shelf**").

(2) If GSR receives a written request from La Mancha that GSR file a prospectus supplement (that shall be deemed part of the Canadian Shelf) under Canadian securities laws qualifying for distribution in Canada all or any portion of La Mancha and its affiliates' Voting Shares, GSR will, subject to an Underwriter's Cutback (as defined in Section 3.08 below), as soon as practicable and in any event within forty-five (45) days following the date of receipt of the written request referred to above, prepare and file with the Canadian Securities Administrators a prospectus supplement in order to qualify and facilitate the distribution of all of the Voting Shares of La Mancha specified in its request (a "**Canadian Demand Registration**").

(3) If GSR receives a written request from La Mancha that GSR prepare and file a prospectus supplement (that shall be deemed part of the U.S. Shelf) under U.S. securities laws qualifying for distribution in the U.S. all or any portion of La Mancha's and its affiliates' Voting Shares, GSR will, subject to an Underwriter's Cutback (as defined in Section 3.08 below), as soon as practicable and in any event within forty-five (45) days following the date of receipt of the written request referred to above, prepare and file with the SEC a prospectus supplement in order to qualify and facilitate the distribution of all of the Voting Shares of La Mancha and its affiliates specified in its request (a "**U.S. Demand Registration**" and, together with a Canadian Demand Registration, a "**Demand Registration**"). For the avoidance of doubt, a Demand Registration may include both a Canadian Demand Registration and U.S. Demand Registration.

(4) GSR shall include in a prospectus supplement (that shall be deemed part of the Canadian Shelf and/or U.S. Shelf, as applicable) all Voting Shares with respect to which GSR has received a Demand Registration for inclusion therein at least five (5) business days prior to the date of filing pursuant to a notice provided by La Mancha; provided, however, that in order to be named as a selling securityholder in the prospectus supplement, La Mancha must furnish to GSR in writing such information in writing as may be reasonably requested by GSR, or as is otherwise required by applicable securities laws, for the purpose of including La Mancha's (or such selling affiliate's) Voting Shares in the prospectus supplement (the "**Selling Holder**

Information"). GSR shall include in the prospectus supplement the Selling Holder Information received, to the extent necessary and in a manner so that, upon the filing of such prospectus supplement or promptly thereafter, any such selling holder shall be named, to the extent required by applicable securities laws, as a selling securityholder and be permitted to deliver (or be deemed to deliver) a prospectus relating to the Canadian Shelf or the U.S. Shelf prepared in accordance with applicable securities laws. For the avoidance of doubt, a Demand Registration may include both a Canadian Demand Registration and U.S. Demand Registration and, for the avoidance of doubt, any such Demand Registration that includes both a Canadian Demand Registration and U.S. Demand Registration shall constitute one Demand Registration for purposes of Section 3.03.

(5) La Mancha will not initiate a request for a Demand Registration within ninety (90) days of the date on which either (i) a final receipt or an equivalent document is issued in respect of a prospectus or registration statement (other than the Canadian Shelf or a U.S. Shelf) by or on behalf of each of the applicable Canadian securities authorities or the SEC, as applicable in respect of a prospectus or registration statement qualifying a distribution of Voting Shares or Convertible Securities by GSR or (ii) a prospectus supplement qualifying a distribution of Voting Shares or Convertible Securities by GSR is filed in respect of the Canadian Shelf or U.S. Shelf, provided that La Mancha was provided with the opportunity to participate in a Piggy-Back Registration (as defined in Section 3.02 below) in accordance with this Agreement in connection with such offering without an Underwriter's Cutback in excess of 20% of the number of Voting Shares of La Mancha specified in the Demand Registration. For greater certainty, in the case of a Demand Registration, GSR shall also be entitled to qualify for distribution under such prospectus supplement, additional Voting Shares or Convertible Securities to be sold by GSR, subject to an Underwriter's Cutback in accordance with in Section 3.08 below.

3.02 Piggy-Back Registration.

If GSR proposes to file a preliminary prospectus or prospectus supplement under any Canadian or U.S. securities laws in connection with the distribution by way of a public offering of Voting Shares or Convertible Securities (including a secondary offering of Voting Shares or Convertible Securities held by shareholders other than La Mancha), GSR will, at all such times, give La Mancha at least ten (10) business days' written notice of such filing. Upon the written request of La Mancha, given within five (5) business days after receipt of such notice by La Mancha, GSR will, subject to an Underwriter's Cutback (as defined in Section 3.08 below), use its commercially reasonable efforts to cause all of the Voting Shares that La Mancha and its affiliates have requested to be included in the prospectus or prospectus supplement filing to be included in and sold pursuant to the prospectus or prospectus supplement (provided however, that if such proposed distribution is to be effected on a bought deal basis, or another public offering which is not expected to include a road show, the notice periods set forth in this Section 3.02 shall not be applicable and GSR shall give La Mancha such notice as is practicable under the circumstances (but no less than two (2) business days) given the speed and urgency with which bought deals (or such other public offerings) are currently carried out in common market practice of its right to participate thereunder and La Mancha shall have only such time as is reasonably practicable under the circumstances to notify GSR that it will participate in the bought deal or such other public offering, failing which GSR shall be free to pursue the bought deal or such other public offering without the participation of La Mancha and its affiliates) (a "**Piggy-Back Registration**").

GSR shall not be obligated to effect any Piggy-Back Registration under this Section 3.02 incidental to the distribution of any of its Voting Shares or Convertible Securities in

connection with any public offering in respect of any acquisition of assets or shares of another entity, or any merger, amalgamation, arrangement, reorganization or other business combination, after the date hereof by GSR or any of its subsidiaries of or with any other businesses.

3.03 **Exceptions to Demand Registration.**

(1) GSR shall not be required to effect more than two (2) Demand Registrations in any 12-month period, or to effect a Demand Registration within ninety (90) days following the closing of any other Demand Registration.

(2) GSR shall not be required to effect a Demand Registration unless the aggregate value of the securities to be qualified shall exceed $15,000,000.

(3) GSR may defer a Demand Registration until the end of any period during which trading in securities is otherwise restricted and for a period of no more than thirty (30) days thereafter, provided that such deferral does not exceed ninety (90) days.

3.04 **Expenses.**

(1) La Mancha shall bear all expenses relating to a Demand Registration under this Agreement, including the cost of printing and filing fees and local counsel fees and any underwriting discounts or commissions or fees.

(2) GSR shall bear all expenses relating to a Piggy-Back Registration under this Agreement, including the cost of printing and filing fees and local counsel fees, but excluding any underwriting discounts or commissions or fees in respect of Voting Shares of La Mancha sold pursuant to such Piggy-Back Registration, which shall be paid by La Mancha.

(3) Each Party shall bear the cost of its own legal counsel and its accounting and financial advisors in respect of any Demand Registration or Piggy-Back Registration, provided that if La Mancha makes a Demand Registration when its Ownership Interest is less than 20%, La Mancha shall also bear the reasonable and documented cost of GSR's legal counsel and its accounting advisors for such Demand Registration (excluding, for the avoidance of doubt, the costs of establishing or maintaining the Canadian Shelf or the U.S. Shelf).

3.05 **Underwriting in Demand Registration.**

If La Mancha intends to distribute Voting Shares covered by its request for a Demand Registration by means of an underwriting, it will so advise GSR as part of its request for such Demand Registration. La Mancha will (together with GSR as required under this Agreement) enter into an underwriting agreement in form and substance acceptable to GSR (acting reasonably) with the underwriter or underwriters selected for such underwriting by La Mancha in consultation with GSR, it being acknowledged that the underwriter or underwriters so selected and approved must be of nationally recognized standing in Canada or the United States, as applicable.

3.06 **Underwriting in Piggy-Back Registration.**

In addition, in connection with any offering pursuant to a Piggy-Back Registration involving an underwriting of Voting Shares being issued by GSR, GSR will include in such

underwriting any Voting Shares that La Mancha wishes to include, but only if La Mancha accepts the terms of the underwriting agreed to by GSR. GSR will use commercially reasonable efforts to ensure such underwriting agreement contains terms which are customarily required of sellers under a secondary offering and will consult with La Mancha in the negotiation of any such terms with the underwriters. To the extent La Mancha participates in such underwritten Piggy-Back Registration offering, La Mancha shall be party to the underwriting agreement relating to such offering.

3.07 **Limitations on Representations and Warranties and on Liability.**

La Mancha shall, in connection with any underwriting agreement entered into pursuant to Section 3.05 or 3.06, make such representations and warranties and provide such indemnity as is customarily required of a selling shareholder in a secondary offering. Notwithstanding anything to the contrary contained herein, if La Mancha and the underwriters are unable to agree to the terms of an underwriting agreement such that La Mancha's Voting Shares are not included in an underwriting contemplated by Section 3.05 or 3.06, GSR shall not be in breach of its obligations under this Article 3.

3.08 **Underwriter's Cutback.**

If the underwriter for the offering in connection with:

(a) a Demand Registration advises La Mancha in writing that marketing factors require a limitation of the number of Voting Shares to be underwritten, then La Mancha will so advise GSR, and GSR shall be required to include in the offering only the number of Voting Shares that the underwriter believes marketing factors allow; or

(b) a Piggy-Back Registration advises GSR in writing that marketing factors require a limitation of the number of Voting Shares to be underwritten, GSR shall be required to include in the offering only the number of Voting Shares that the underwriter believes marketing factors allow to sell without unduly impacting GSR's offering

(the right of the underwriters to exclude Voting Shares in an underwritten offering pursuant to this Section 3.08 shall be referred to as the "**Underwriter's Cutback**").

3.09 **Allocation of Underwriter's Cutback.**

(1) If the number of Voting Shares to be included in a Demand Registration is subject to an Underwriter's Cutback, the Voting Shares that would otherwise be included will be reduced in the following order:

(a) first, all Voting Shares to be sold by shareholders other than La Mancha, if any, and all Voting Shares to be issued and sold by GSR will be excluded from the offering to the extent necessary; and

(b) second, if further limitation is required, the Voting Shares to be sold by La Mancha will be excluded to the extent necessary.

(2) If the number of Voting Shares to be included in a Piggy-Back Registration is subject to an Underwriter's Cutback, the Voting Shares that would otherwise be included will be reduced in the following order:

(a) first, all Voting Shares to be sold by shareholders other than La Mancha, if any, will be excluded from the offering to the extent necessary;

(b) second, all Voting Shares to be sold La Mancha will be excluded; and

(c) third, if further limitation is required, the Voting Shares to be issued and sold by GSR will be excluded to the extent necessary.

3.10 **Holdback Agreements.**

(1) In connection with a Demand Registration by La Mancha, La Mancha agrees, if so requested by the lead underwriter in a written notice pursuant to this Section 3.10(1), not to effect (except as part of such underwritten offering in accordance with the provisions of this Agreement or pursuant to a transaction consented to by the lead underwriter so long as any purchaser in such exempt transaction agrees in writing to be bound by any such holdback) any sale, distribution, short sale, loan, grant of options for the purchase of, or other disposition of, any Voting Shares for such period as such lead underwriter reasonably requests, such period in no event to end more than one hundred twenty (120) days after the effective date of such offering. In addition, La Mancha agrees to execute and deliver to any lead underwriter (or, in the case of any offering that is not underwritten, an investment banker or agent registered under Canadian or U.S. securities laws, as applicable) in connection with such Demand Registration any lock-up letter requested by such lead underwriter or investment banker or agent of La Mancha and in form and substance reasonably satisfactory to La Mancha. La Mancha further agrees that GSR may or may instruct its transfer agent, if applicable, to place stop transfer notations in its records to enforce the provisions of this Section 3.10(1).

(2) After receipt of notice of a request for a Demand Registration pursuant to this Agreement, GSR shall not initiate, without the consent of La Mancha, such consent not to be unreasonably withheld, a registration of any of its securities for its own account until ninety (90) days after such Demand Registration has become effective or such Demand Registration has been terminated.

3.11 **Obligations of GSR on a Demand Registration.**

If GSR is required under this Agreement to effect a Demand Registration, GSR will:

(a) permit La Mancha to have a reasonable opportunity to participate in the preparation of the Canadian Shelf and U.S. Shelf and give to La Mancha, the underwriters, if any, and their respective counsel and accountants, advance draft copies of each such documents in as timely a manner as is practicable prior to the filing thereof with the applicable Canadian securities authorities or the SEC, as applicable, and any amendments and supplements thereto, promptly as they become available, and subject to the signing of confidentiality agreements in form and substance acceptable to GSR (acting reasonably), give each of them such access to its books and records and such opportunities to discuss the business of GSR with its officers and the independent public accountants who

have certified its financial statements as shall be necessary, in the opinion of La Mancha and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the applicable securities laws;

(b) ensure that the Canadian Shelf and U.S. Shelf, and any amendments and supplements thereto relating to the distribution of Voting Share or Convertible Securities of La Mancha and its affiliates, contain the disclosure required by, and conforms in all material respects to the requirements of, the applicable securities laws, subject to La Mancha's and its affiliates' compliance with Section 3.01(4);

(c) prepare and file with the securities regulatory authorities in the applicable jurisdictions any amendments and supplements to the prospectus that may be necessary to comply with applicable securities laws with respect to the distribution of all securities qualified by such prospectus, subject to La Mancha's and its affiliates' compliance with Section 3.01(4);

(d) furnish, at the request of La Mancha, on the date that the applicable securities are delivered to the underwriters for sale in connection with an offering pursuant to this Agreement, if such securities are being sold through underwriters, an opinion or opinions, dated such date, of counsel representing GSR for the purposes of such offering, in form and substance as is customarily given by an issuer's counsel to the underwriters in an underwritten public offering, addressed to the underwriters and, in the case of an opinion from Canadian legal counsel, La Mancha; and

(e) keep La Mancha reasonably advised of the status of such Demand Registration.

3.12 **Furnish Information.**

The obligation of GSR to take any action pursuant to this Agreement in respect of Voting Shares is conditional upon La Mancha furnishing to GSR such information regarding itself, its Voting Shares and the intended method of disposition of the Voting Shares, as is required to effect the qualification of the Voting Shares.

3.13 **No Obligation to Complete Offering.**

GSR is under no obligation to complete any offering of securities it proposes to make in connection with a Piggy-Back Registration or Demand Registration and will incur no liability to La Mancha for its failure to do so.

ARTICLE 4
RESTRICTIONS ON DISPOSITIONS AND STANDSTILL COVENANTS

4.01 **Restrictions on Dispositions.**

(1) Subject to Sections 4.03 and 4.04, La Mancha shall not sell, transfer or otherwise dispose, directly or indirectly, all or any portion of the Voting Shares or Convertible Securities beneficially owned by La Mancha or its affiliates until the earlier of (i) two (2) years following the Closing Date, and (ii) such time as the Ownership Interest is less than 10%, without the prior written consent of GSR.

(2) Following the restricted period set forth in Section 4.01(1), but subject to Section 4.05, there shall be no restriction on any sale, transfer or other disposition of Voting Shares or Convertible Securities owned by La Mancha or its affiliates, provided, however, that in the case of a sale through the facilities of any stock exchange at a time when Ownership Interest is 10% or more, La Mancha shall dispose of such Voting Shares or Convertible Securities in a manner that does not disrupt orderly trading in such securities (for example, pre-arranged block trades crossed in the "upstairs" market of the stock exchange). For greater certainty and notwithstanding the foregoing, La Mancha may, on any trading day, sell a number of Voting Shares or Convertible Securities that is less than 20% of the average daily trading volume of the Voting Shares or Convertible Securities, as applicable, on the applicable stock exchange for the five (5) preceding trading days.

4.02 **Standstill Covenant.**

Subject to Sections 4.03 and 4.04, until the earlier of: (i) two (2) years from the Closing Date, and (ii) such time as the Ownership Interest is less than 10%, neither La Mancha nor its affiliates shall in any manner, directly or indirectly, alone or jointly or in concert with any other person, without the prior written consent of GSR, effect, seek, offer or propose, or in any way assist, advise or encourage any other person to effect, seek, offer or propose, by any means whatsoever, in each case whether publicly or otherwise:

(a) any acquisition of any Voting Shares or Convertible Securities or rights or options to acquire any Voting Shares or Convertible Securities, if, following any such acquisition, the Percentage Holding would be more than 30%;

(b) any merger, amalgamation, arrangement, reorganization or other business combination involving GSR or any of its affiliates or any of their assets;

(c) any take-over bid (whether formal or exempt), exchange offer, tender offer or similar transaction for any securities of GSR and/or any of its affiliates, if, following the completion of any such bid, offer or transaction, the Percentage Holding would be more than 30%;

(d) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to GSR or any of its affiliates or any of their assets;

(e) to "solicit", or participate or join with any person (other than GSR) in the "solicitation" of, any "proxies" (as such terms are defined in the *Securities Act* (Ontario)) to vote or advise any person with voting of any voting securities or voting rights of GSR, whether or not such solicitation is exempt under any provision of the *Securities Act* (Ontario), or initiate any shareholder proposal in respect of GSR;

(f) to form, join, or in any way participate in a group to attempt to influence the conduct of the holders of Voting Shares or take any other action to seek to control or influence the Board, management or policies of GSR or to obtain representation on the Board except as otherwise provided in Article 2;

(g) to enter into any arrangements with respect to, or act as a financing source for, any of the foregoing actions; or

(h) to publicly disclose any consideration, intention, plan or arrangement to do anything that La Mancha and its affiliates are restricted from doing by any of the foregoing.

4.03 **Exceptions.**

(1) The provisions of Sections 4.01, 4.02 and 4.05 shall not prohibit or restrict La Mancha or any of its affiliates from:

(a) exercising its rights under this Agreement;

(b) tendering its Voting Shares or Convertible Securities under a take-over bid made for all of the Voting Shares held by holders in Canada or the United States, provided such take-over bid was not commenced in violation of the restrictions in Section 4.02(c);

(c) transferring its Voting Shares or Convertible Securities to any of its affiliates, so long as La Mancha causes any such affiliate to whom such Voting Shares or Convertible Securities are transferred to expressly agree in writing with GSR by an instrument in form and substance acceptable to GSR (acting reasonably) to be bound by the terms of this Agreement;

(d) disposing of its Voting Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving GSR;

(e) acquiring Voting Shares in connection with the exercise of any Convertible Securities issued to La Mancha pursuant to its rights under this Agreement; or

(f) granting a security interest over its Voting Shares or Convertible Securities in favour of (i) a bank, other arm's length financial institution or arm's length third party lender that provides financing to La Mancha or an affiliate thereof, or (ii) a security trustee, facility agent or security agent on behalf of a bank, other arm's length financial institution or arm's length third party lender that provides financing to La Mancha or an affiliate thereof, in each case as security for the indebtedness of La Mancha or any of its affiliates, pursuant to which actions to enforce any such security interest granted in connection with any such indebtedness may be taken by any secured parties following a default by La Mancha (or any of its affiliates, as applicable) or any event triggering enforcement under such indebtedness in accordance with its terms.

4.04 **Termination.**

(1) Sections 4.01, 4.02 and 4.05 shall cease to be of any force or effect as and from the date of public announcement of or public disclosure of commencement of:

(a) a take-over bid, which if completed would result in the acquisition of 50% or more of the Voting Shares by any person or group of persons (other than La Mancha and its affiliates) (a "**Bid Transaction**") that the Board has determined is, on the basis of the identity of the bidder and the value of consideration offered, reasonably likely to be consummated in accordance with its terms (a "**Credible Bid Transaction**"); or

(b) any merger, asset purchase and sale or other business combination transaction or other extraordinary transaction involving or relating to GSR or any of its affiliates, which if completed would result in (A) any class of outstanding voting securities of GSR being converted into cash or securities of another person resulting in shareholders holding less than 50% of the equity securities of the resulting company, or (B) all or substantially all of GSR's assets (on a consolidated basis) being sold to any person or group (other than La Mancha or any of its affiliates) (a "**Business Combination Transaction**"),

until the earlier of the completion, or termination or abandonment, of the Bid Transaction or Business Combination Transaction, provided that if La Mancha has commenced any of the acts contemplated in any of Sections 4.02(a), 4.02(b) and 4.02(c), it shall be entitled to continue such acts notwithstanding the termination or abandonment of the Bid Transaction or Business Combination Transaction.

GSR shall advise La Mancha in writing within seven days of the public announcement of a Bid Transaction regardless of whether such Bid Transaction is a Credible Bid Transaction and, in the absence of such notification, such Bid Transaction shall be deemed to be a Credible Bid Transaction. In addition, in the event GSR or the Board chooses to recommend or support a Bid Transaction, such Bid Transaction shall be deemed to be a Credible Bid Transaction.

(2) Sections 4.01, 4.02 and 4.05 shall cease to be of any force or effect as and from:

(a) the date an investor that is (i) engaged in or controlled by a person that is engaged in the exploration, development, extraction, processing or trading of any metals, minerals or other natural resources or (ii) engaged in or controlled by a person that is engaged in private equity, commodity-based financing or alternative investment strategies, but for the avoidance of doubt does not include a passive institutional financial investor or an "eligible institutional investor" (where such phrase has the meaning ascribed thereto in applicable securities laws) (such an investor, a "**Strategic Investor**"), purchases or agrees to purchase any Voting Shares or Convertible Securities directly from GSR (and not in the secondary market) unless the acquisition of such Voting Shares or Convertible Securities, calculated as at the date of the agreement with GSR to acquire such Voting Shares or Convertible Securities, would, if completed result in the Strategic Investor and its affiliates and their joint actors beneficially owning, together with any Voting Shares and Convertible Securities already owned by the Strategic Investor and its affiliates and their joint actors, less than 10% of the outstanding Voting Shares (calculated on an fully diluted basis in respect of any class of Convertible Securities which the Strategic Investor or any of its affiliates or any of their joint actors beneficially owns any securities); or

(b) if at any time prior to the earlier of the fourth (4th) anniversary of the Closing Date and the date upon which the Ownership Interest falls below 10%, GSR or any of its affiliates enters into any new stream, royalty, off-take or other commodity-based financing,

unless (i) the purchase or agreement to purchase by the Strategic Investor contemplated in (a) above, or (ii) the stream, royalty, off-take or other commodity-based financing contemplated in (b) above, was approved by the Board (including the approval of at least one La Mancha Nominee who is a member of the Board at such time).

4.05 **Notice of Proposed Dispositions.**

Subject to Sections 4.03 and 4.04, if, following the restricted period set forth in Section 4.01(1) and until the fourth (4th) anniversary of the Closing Date, La Mancha and its affiliates desire to dispose of 10% or more of the Voting Shares they hold in GSR, La Mancha shall first give written notice thereof to GSR, specifying the minimum cash price which La Mancha and its affiliates are prepared to accept pursuant to the sale of such Voting Shares, after deducting commissions, and GSR shall thereupon have the right for a period of 10 business days thereafter to designate the purchaser(s) of such Voting Shares (such purchaser(s) to be acceptable to La Mancha, acting reasonably) at such minimum price, failing which La Mancha shall thereafter be free to sell such Voting Shares at a price no less than such minimum cash price for a period of ninety (90) days thereafter. For the avoidance of doubt, the foregoing shall not apply to any disposition in accordance with Article 3.

ARTICLE 5
COVENANTS OF GSR

5.01 **Anti-Corruption Laws.**

GSR and its affiliates shall at all times comply, and shall ensure that their respective directors, officers, employees and consultants comply, with all applicable Anti-Corruption Laws (as defined in the Subscription Agreement). GSR shall immediately notify La Mancha upon becoming aware of any breach or suspected breach of any Anti-Corruption Law by any of such persons.

5.02 **Business Opportunities.**

To the fullest extent permitted by applicable Laws, neither Party nor any of their respective affiliates have any obligation to the other Party or its affiliates to refrain from (a) engaging in the same or similar activities or lines of business as the other Party or its affiliates (b) investing or owning any interest publicly or privately in, or developing a business relationship with, any person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the other Party or any of its affiliates, or (c) doing business with any counterparty of the other Party or any of its affiliates.

5.03 **TSX and NYSE American Listings.**

GSR shall use reasonable commercial efforts to maintain its listing of Voting Shares on the TSX and on the NYSE American, provided that (i) the foregoing is subject to the obligations of the Board to comply with their fiduciary duties to GSR and (ii) GSR shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which GSR ceases to be a "reporting issuer" under applicable securities laws or ceases to have its Voting Shares listed on the TSX or NYSE American.

ARTICLE 6
INDEMNIFICATION

6.01 **Indemnification by GSR on Demand Registrations and Piggy-Back Registrations.**

(1) If any Voting Shares are included in a prospectus or registration statement under this Agreement, GSR will indemnify and hold harmless La Mancha and its affiliates on whose behalf such Voting Shares are included therein pursuant to Section 3.01 or Section 3.02 hereof (and, if applicable, who are required to sign a prospectus or registration statement (including the Canadian Shelf, U.S. Shelf, or any preliminary prospectus or (final) prospectus)), and each of their respective directors, officers, employees and agents, against any losses (other than loss of profit), claims, damages, liabilities (joint or several), actions, settlements or actions (collectively, "**Losses**") to which they may become subject under applicable Canadian or U.S. securities laws, insofar as such Losses arise out of or are based upon any of the following statements, omissions or violations (each a "**Violation**"):

(a) any untrue statement or alleged untrue statement of a material fact (as defined in the *Securities Act* (Ontario) or within the meaning of Rule 10b-5 of the U.S. Securities Exchange Act of 1934, as amended) contained in such prospectus or registration statement (including the Canadian Shelf, U.S. Shelf, or any preliminary prospectus or (final) prospectus) or any amendments or supplements to them, other than any untrue statement or alleged untrue statement relating to La Mancha and its affiliates;

(b) the omission or alleged omission to state in such prospectus or registration statement (including the Canadian Shelf, U.S. Shelf, or any preliminary prospectus or (final) prospectus) a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances in which they were made, not misleading, other than any omission or alleged omission relating to La Mancha and its affiliates; or

(c) any violation or alleged violation by GSR of any applicable Canadian or U.S. securities laws in connection with any matter relating, directly or indirectly, to such prospectus or registration statement or the offering of securities thereunder.

(2) GSR will reimburse La Mancha and its affiliates and any of their respective directors, officers, employees or agents for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such Losses.

(3) GSR is not liable under the indemnity contained in this Section 6.01:

(a) in respect of amounts paid in settlement of any Losses to the extent such settlement is effected without the consent of GSR (which consent may not be unreasonably withheld or delayed);

(b) to the extent that it arises out of or is based upon a Violation that occurs solely in reliance upon and in conformity with written information furnished expressly for use in connection with such prospectus or registration statement by or on behalf of La Mancha or its affiliates or underwriter or as a result of a Violation of applicable Canadian or U.S. securities laws by La Mancha or its affiliates; or

(c) in the case of a sale effected directly by La Mancha or its affiliates of Voting Shares (including a sale of such Voting Shares through any underwriter retained by La Mancha to engage in a distribution solely on behalf of La Mancha or its affiliates), where such untrue statement or alleged untrue statement or omission or alleged omission was contained in the Canadian Shelf, the U.S. Shelf, a preliminary prospectus, (final) prospectus or prospectus supplement and corrected in a (final) prospectus, amended prospectus or prospectus supplement or amended and restated prospectus or prospectus supplement.

6.02 **Indemnification by La Mancha on Demand Registrations and Piggy-Back Registrations.**

(1) To the extent that La Mancha and/or any of its affiliates includes any Voting Shares under any prospectus or registration statement pursuant to this Agreement, La Mancha will indemnify and hold harmless GSR, each of its directors, officers, employees and agents, and any underwriter acting for GSR, against any Losses to which GSR or any such director, officer, employee, agent or underwriter may become subject, under applicable Canadian or U.S. securities laws, insofar as such Losses arise out of or are based upon any Violation, in each case only to the extent that such Violation occurs solely in reliance upon and in conformity with written information furnished by or on behalf of La Mancha and/or any of its affiliates expressly for use in connection with such prospectus or registration statement or as a result of a Violation of applicable Canadian or U.S. securities laws by La Mancha or any of its affiliates.

(2) La Mancha will reimburse GSR or any such director, officer, employee, agent or underwriter for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such Losses.

(3) La Mancha is not liable under the indemnity contained in this Section 6.02:

(a) in respect of amounts paid in settlement of any such Losses to the extent such settlement is effected without the consent of La Mancha (which consent may not be unreasonably withheld or delayed); or

(b) in the case of a sale effected directly by GSR of its Voting Shares (including a sale of such Voting Shares through any underwriter retained by GSR to engage in a distribution solely on behalf of GSR), where such untrue statement or alleged untrue statement or omission or alleged omission was contained in the Canadian Shelf, the U.S. Shelf, a preliminary prospectus, (final) prospectus or prospectus supplement and corrected in a (final) prospectus, amended prospectus or prospectus supplement or amended and restated prospectus or prospectus supplement.

6.03 **Contribution.**

(1) If any indemnification provided for in Section 6.01 or Section 6.02 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party (as such term is defined in Section 6.08 below) with respect to any Losses referred to in this Agreement, then the Indemnifying Party (as such term is defined in Section 6.08 below), in lieu of indemnifying such Indemnified Party under this Agreement, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the

other in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party is to be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the Parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

6.04 **Survival.**

(1) All covenants and agreements contained herein shall survive in accordance with their terms.

(2) Rights of indemnification and contribution shall survive until all applicable limitation periods (whether by statute or otherwise) relevant to the commencing of an action which could result in a claim for indemnification or contribution under this Agreement have expired and, if applicable, thereafter until any actual or contingent indemnification obligations have been finally determined and satisfied.

6.05 **Indemnification by GSR with Respect to Covenants.**

GSR shall indemnify and hold harmless La Mancha, and its respective directors and officers (collectively, the "**La Mancha Indemnified Parties**") from and against any Losses incurred by such La Mancha Indemnified Party resulting from any breach in any material respect of any of the covenants or agreements of GSR in this Agreement.

6.06 **Indemnification by La Mancha with Respect to Covenants.**

La Mancha shall indemnify and hold harmless GSR and its directors and officers (collectively, the "**GSR Indemnified Parties**"), from and against any Losses incurred by any GSR Indemnified Party resulting from any breach in any material respect of any of the covenants or agreements of La Mancha in this Agreement.

6.07 **Remedies and Specific Performance.**

Except as hereafter provided in this section, the rights of indemnity set forth in this Article 6 are the sole and exclusive remedies of each Party in respect of any Violation (within the meaning of clause (c) of the definition thereof).The Parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or there is a threatened breach of any provision of this Agreement, the Parties shall be entitled to apply to a court of competent jurisdiction for specific performance, injunctive relief or other appropriate remedies to cause there to be compliance with and/or to prevent a breach of this Agreement.

6.08 **Indemnification Procedures.**

(1) In the event that any action is commenced by a third party involving a claim for which a Party required to provide indemnification under this Agreement (an "**Indemnifying Party**") may be liable to a Party entitled to indemnification (an "**Indemnified Party**") hereunder (an "**Asserted Liability**"), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Asserted Liability (the "**Claim Notice**"); provided that no delay or failure on the part of the Indemnified Party in giving any such Claim Notice shall relieve the Indemnifying Party

of any indemnification obligation hereunder except to the extent that the Indemnifying Party is prejudiced by such delay. The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice (the "**Indemnification Notice Period**") to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party's sole cost and expense and by counsel of its own choosing, to defend against such Asserted Liability. If the Indemnifying Party undertakes to defend against such Asserted Liability, (i) the Indemnifying Party shall use its commercially reasonable efforts to defend and protect the interests of the Indemnified Party with respect to such Asserted Liability and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld or delayed), consent to any settlement which does not contain an unconditional release of the Indemnified Party from the subject matter of the settlement or that contains an admission of liability or wrongdoing. The Indemnified Party shall have the right to participate in the defense against any Asserted Liability at its own expense. Notwithstanding the foregoing, in any event, the Indemnified Party shall have the right to control, pay or settle any Asserted Liability which the Indemnifying Party shall have undertaken to defend so long as the Indemnified Party shall also waive any right to indemnification therefor by the Indemnifying Party. If the Indemnifying Party undertakes to defend against such Asserted Liability, the Indemnified Party shall fully render to the Indemnifying Party and its counsel such assistance and cooperation as may be required to ensure the proper and adequate defense and settlement of such claim or demand.

(2) If the Indemnifying Party does not undertake within the Indemnification Notice Period to defend against such Asserted Liability, then the Indemnified Party shall have the right to participate in any such defense and the Indemnifying Party shall bear the reasonable costs and expenses of the Indemnified Party of such defense. In such case, the Indemnified Party shall control the investigation and defense and may settle or take any other actions the Indemnified Party deems reasonably advisable without in any way waiving or otherwise affecting the Indemnified Party's rights to indemnification pursuant to this Agreement. The Indemnified Party and the Indemnifying Party agree to make available to each other, their counsel and other representatives, all information and documents available to them which relate to such claim or demand. The Indemnified Party and the Indemnifying Party also agree to render to each other such assistance and cooperation as may reasonably be required to ensure the proper and adequate defense and settlement of such claim or demand.

(3) In calculating amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments recoverable by the Indemnified Party under any insurance policy with respect to such Losses, (ii) any prior or subsequent recovery by the Indemnified Party from any person with respect to such Losses and (iii) any tax benefit receivable by the Indemnified Party with respect to such Losses.

(4) To the extent that an Indemnifying Party makes any payment pursuant to this Article 6 in respect of Losses for which an Indemnified Party or any of its affiliates have a right to recover against a third party (including an insurance company), the Indemnifying Party shall be subrogated to the right of the Indemnified Party or any of its affiliates to seek and obtain recovery from such third party; provided, however, that if the Indemnifying Party shall be prohibited from such subrogation, the Indemnified Party or its affiliates, as applicable, shall seek recovery from such third party on the Indemnifying Party's behalf and pay any such recovery to Indemnifying Party.

ARTICLE 7
MISCELLANEOUS

7.01 Termination.

If the Closing Date does not occur or the Subscription Agreement is otherwise terminated in accordance with its terms, this Agreement and all of the Parties' rights and obligations hereunder shall be immediately terminated and be of no further force or effect. In addition to the foregoing, this Agreement and the respective rights and obligations of La Mancha and GSR hereunder shall terminate and cease to have any further force or effect once the Ownership Interest is less than 10%, provided that Article 6 shall survive such termination.

7.02 Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "**Notice**") must be in writing, sent by personal delivery, courier, and facsimile or email and addressed:

(a) to GSR at:

150 King Street West
Sun Life Financial, Suite 1200
Toronto, Ontario
M5H 1J9

Attention: Samuel Coetzer, President and Chief Executive Officer
[redacted]
Facsimile: 416-583-3811
[redacted]

(b) to La Mancha at:

31-33 Avenue Pasteur, L-2311
Luxembourg

Attention: [redacted]
Telephone: [redacted]
Facsimile: +352 26481509
Email: [redacted]

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a business day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next business day, or (ii) if sent by facsimile or email, on the date of transmission if it is a business day and the transmission was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next business day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party 's address that is not specifically changed in a Notice will be assumed not to be changed.

7.03 **Corporate Actions.**

In the event that GSR shall divide, subdivide, consolidate, reduce, combine or consolidate its Voting Shares (each a "**Corporate Action**") while this Agreement is in force, from and after the effective time of such Corporate Action, all calculations under this Agreement relating to the Voting Shares shall be determined on the basis of giving effect to such Corporate Action.

7.04 **Amendments.**

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by GSR and La Mancha.

7.05 **Waiver.**

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party 's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

7.06 **Currency.**

All references in this Agreement to currency or to "$", unless otherwise expressly indicated, shall be to United States dollars.

7.07 **Time of Essence.**

Time shall be of the essence of this Agreement.

7.08 **Successors and Assigns.**

This Agreement becomes effective only when executed by GSR and La Mancha. After that time, it will be binding upon and enure to the benefit of GSR, La Mancha and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party, provided that La Mancha may assign its rights and obligations hereunder to any affiliate provided that any such affiliate shall execute in favour or GSR an instrument in writing in form and substance acceptable to GSR (acting reasonably) agreeing to be bound by and comply with the terms of this Agreement.

7.09 **Announcements.**

No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made prior to the Closing Date except in compliance with the provisions of the Subscription Agreement.

7.10 **Severability.**

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

7.11 **Governing Law.**

This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.12 **Counterparts.**

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Investor Rights Agreement.

GOLDEN STAR RESOURCES LTD.

By: *"Sam Coetzer"*
Sam Coetzer
President and CEO

LA MANCHA HOLDINGS S.ÀR.L.

By: *"Andrew Wray"*
Andrew Wray
Chief Executive Officer